   

Josh D'Angelo

MovementX Investment Opportunity

Josh D'Angelo

Hi all,

Thanks for a wonderful discussion at our Investment Town Hall last week! For those who missed it, you can find the recording here. Our second and final Investment Town Hall will be held tomorrow, Wed Jan 31st, at 4pm EST / 1pm PST.

After that, we will aim to open reservations on Thursday! 🎉 🥳

Here's what you can do in the meantime:

- Head over to our WeFunder profile and click 'watch for updates' so you can be first to be notified when we start accepting reservations
- Check out the MX Investment Opportunity FAQs and read up on WeFunder's FAQs
- Watch our Investment Webinar and learn more about SAFEs

I've had a few questions on when the actual transfer of funds / payment would happen, and here's what I've learned.

- When investors (aka you!) pay depends on what payment method you select when you reserve your spot:
  - If you pay via credit card, it will put a pre-auth charge on your card. When our paperwork is formally filed and we close (likely early March), the transaction will process and payment will be made (or if for any reason it's canceled, the pre-auth will just be dropped)
  - If you pay via ACH, it will be pulled automatically when we close
  - If you pay via a Wire Transfer, then it will *not* be processed until we formally close the round and it will prompt you to process it then (likely late Feb / early March)
    - *If you want the most control when the payment happens, WeFunder recommended you select Wire Transfer*

If you have any questions or would find anything else particularly helpful, please let me know and I'm happy to ensure it's answered tomorrow or during a one-on-one. And lastly, here are the mandatory disclosures:

Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

All the best,
Josh

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